FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February, 2016

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F    ☒    Form 40-F    ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes    ☐    No    ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                           ]

NATIONAL BANK OF GREECE

Athens, 02/02/2016

PRESS RELEASE

Sale of National Bank of Greece’s interests in the funds managed by NBGI PE Ltd

National Bank of Greece S.A. (“NBG” or the “Bank”) entered into a definitive agreement to sell 100% of its interests in eleven Limited Partnerships (the “Funds”) held directly or indirectly by NBG and managed by NBGI PE Limited (“NBGI PE”) (the “Transaction”) to funds managed by Deutsche Bank Private Equity (“DBPE”) and Goldman Sachs Asset Management (“GSAM”) (hereafter collectively referred to as “the Buyers”).

The management responsibility of the Funds and underlying investments will continue to be performed by the current management team along with others persons appointed by the Buyers, under a new management vehicle created expressly therefore.

Closing of the Transaction is expected within the first semester of 2016, subject to the approval from the Financial Conduct Authority (FCA), and antitrust and competition authorities.  The agreed consideration of €288 million enhances the liquidity position of NBG and is capital accretive by c. 6 bps in respect of its pro-forma CET 1 ratio.

Greenhill Cogent Europe acted as financial advisor and Proskauer Rose (UK) acted as international legal counsel to NBG.

DBPE is the private equity fund of funds unit of Deutsche Bank. With over $11 billion in clients’ assets and twenty years of investment experience, DBPE is one of the leading private equity fund managers in Europe. With offices in the US, UK, Germany, Switzerland and Singapore, DBPE has established relationships with more than 250 private equity fund managers in worldwide.

The Alternative Investments & Manager Selection (“AIMS”) Group is part of Goldman Sachs Asset Management and provides investors with investment and advisory solutions across private equity, infrastructure, real estate, hedge funds, public equity, and fixed income. The AIMS private markets team is part of the AIMS Group and is responsible for sourcing, researching and investing in private equity, infrastructure, real estate, private credit, and other private real asset opportunities.  With over $180 billion of alternative investments, public equity strategies, and fixed income strategies and dedicated professionals in eight cities across the globe, the AIMS team is a leader in providing liquidity and capital solutions to private equity investors and managers through their Vintage Funds.

This release contains certain forward-looking statements. These forward-looking statements involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Due to these uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. National Bank of Greece S.A. disclaims any obligation to update any forward-looking statements contained in this announcement, except as required pursuant to applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: February 3rd, 2016

Deputy Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: February 3rd, 2016

Director, Financial Division